SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 2)



                              Arch Coal, Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of class of Securities)

                                 039380100
                               (CUSIP Number)

                             David L. Hausrath
                             Vice President and
                              General Counsel
                                Ashland Inc.
                        50 E. RiverCenter Boulevard
                                P.O. Box 391
                          Covington, KY 41012-0391
                               (606) 815-3333
               (Name, address and telephone number of person
             authorized to receive notices and communications)

                               June 22, 1999
          (Date of event which requires filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No.  039380100                      13D                    Page 2 of 6


1        NAME OF REPORTING PERSONS       Ashland Inc.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  61-0122250

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [  ]
                  N/A                                         (b)  [  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS   00       (See Item 3)

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)     [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Kentucky

       NUMBER OF               7    SOLE VOTING POWER
        SHARES                          22,123,275
     BENEFICIALLY
       OWNED BY                8    SHARED VOTING POWER
         EACH                           0
       REPORTING
      PERSON WITH              9    SOLE DISPOSITIVE POWER
                                        22,123,275

                              10    SHARED DISPOSITIVE POWER
                                        0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              22,123,275 shares of common stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES     [  ]

13       PERCENT OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
              57.9% of the shares of common stock

14       TYPE OF REPORTING PERSON
                      CO

                     Securities and Exchange Commission
                           Washington, D.C. 20549
                                Schedule 13D

Item 1.  SECURITY AND ISSUER
         Ashland Inc. ("Ashland") currently owns 22,123,275 shares of common stock ("common stock"), par value $.01 per share, of Arch Coal, Inc. ("Arch Coal").
         Arch Coal is a Delaware corporation with its principal executive offices located at City Place One, Suite 300, Creve Coeur, Missouri 63141.

Item 2.  IDENTITY AND BACKGROUND
         (a), (b) and (c) Ashland is a Kentucky corporation with its principal executive offices located at 50 E. RiverCenter Blvd., P. O. Box 391, Covington, Kentucky 41012-0391. Ashland is a diversified company with wholly owned operations in distribution, specialty chemicals, motor oil and car care products, and highway construction. Ashland also has a 38-percent equity interest in Marathon Ashland Petroleum LLC and a 58-percent equity interest in Arch Coal.
         The executive officers and directors of Ashland and their principal occupations are shown on the attached Schedule I. The business address of each executive officer is shown on Schedule I. Each director's business address is Ashland Inc., c/o Office of the Secretary, 50 E. RiverCenter Boulevard, P. O. Box 391, Covington, KY 41012-0391.
         (d-e) During the last five years, neither Ashland nor any of the persons listed in Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
         (f)   Each executive officer and director is a U.S. citizen.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         Ashland has its shares of Arch Coal common stock enrolled in Arch Coal's Dividend Reinvestment Plan ("DRIP"). Under the DRIP, the dividends Ashland receives on its Arch Coal common stock are used to purchase additional shares of Arch Coal common stock. Since Amendment No. 1 to the
Schedule 13D was filed, Ashland has acquired 187,720 shares of Arch Coal common stock through the DRIP.

Item 4.  PURPOSE OF TRANSACTION
     Ashland, as a shareholder of Arch Coal, has retained the investment banking firm of Goldman Sachs to explore strategic alternatives for Ashland's investment in Arch. Ashland is reviewing the fit between the strategic goals of Ashland and of Arch Coal in order to enhance the prospects for each to achieve more focused and company-specific business objectives, as well as to facilitate both managements' concentration on achieving those goals. Such alternatives may result in (a) the acquisition by any person of additional securities of Arch Coal, or the disposition of securities of Arch Coal; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Arch Coal or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Arch Coal or any of its subsidiaries; (d) a change in the present board of directors or management of Arch Coal, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of Arch Coal; (f) a material change in Arch Coal's business or corporate structure; (g) changes in Arch Coal's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Arch Coal by any person; (h) a class of securities of Arch Coal to be delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) the common stock of Arch Coal becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or (j) any action similar to the foregoing. Ashland may discuss one or more of the foregoing matters with other stockholders of Arch Coal or may formulate a plan or proposal relating to one or more of the foregoing matters. In the context of the performance of their duties associated with membership on the Board, any of the designees of Ashland on the Board may discuss one or more of the foregoing matters with the other directors of Arch Coal or the members of the management team of Arch Coal or may formulate a plan or proposal relating to one or more of the foregoing matters.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

I.       ASHLAND
         (a) Ashland presently owns 22,123,275 shares of Arch Coal common stock which represents approximately 57.9% of the total issued and outstanding stock of Arch Coal.
         (b) Ashland has sole voting power and the sole power to dispose or to direct the disposition of its shares of Arch Coal common stock.
         (c) Ashland purchased 187,720 shares of Arch Coal common stock through the Arch Coal DRIP within the last 60 days. Other than this transaction, no other transaction in Arch Coal common stock was undertaken by Ashland. None of the persons listed in Item 2 has effected any transaction relating to Arch Coal common stock within the last 60 days except as disclosed on Schedule II.
         (d)      Not applicable.
         (e)      Not applicable.

II.      EXECUTIVE OFFICERS AND DIRECTORS OF ASHLAND

         The beneficial ownership of the common stock of Arch Coal of certain executive officers and directors of Ashland Inc. is listed on
Schedule II. If not listed on Schedule II, the executive officer or director does not beneficially own Arch Coal common stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
         Pursuant to a Stockholders Agreement between Arch Coal, Ashland and Carboex S.A. ("Carboex"), Arch Coal has agreed to nominate for election as a director of Arch Coal a person designated by Carboex, and Ashland has agreed, among other things, to vote its shares of Arch Coal common stock in a manner sufficient to cause the election of such nominee.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS
         Stockholders Agreement between Arch Coal, Ashland and Carboex S.A. dated April 4, 1997.
                                 SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 June 22, 1999
                                        ----------------------------------
                                                    (Date)

                                               /s/ David L. Hausrath
                                        ----------------------------------
                                        David L. Hausrath
                                        Vice President and General Counsel

                                 SCHEDULE I
                      DIRECTORS AND EXECUTIVE OFFICERS
                                     OF
                                ASHLAND INC.
                PRINCIPAL OCCUPATIONS AND BUSINESS ADDRESSES

    DIRECTORS                                                PRINCIPAL OCCUPATION*

Samuel C. Butler                      Partner of Cravath, Swaine & Moore, Attorneys, New York, New York

Frank C. Carlucci                     Chairman of the Board of The Carlyle Group, Washington, D.C.

Paul W. Chellgren                     Chairman of the Board and Chief Executive Officer of Ashland Inc., Covington,
                                      Kentucky

Ernest H. Drew                        Former CEO of Westinghouse Industries and Technology Group

James B. Farley                       Retired Chairman and Current Trustee of Mutual of New York, New York

Ralph E. Gomory                       President of the Alfred P. Sloan Foundation, New York, New York

Bernadine P. Healy                    Dean, College of Medicine and Public Health, and Professor of Medicine, The Ohio
                                      State University

Mannie L. Jackson                     Majority owner and Chairman of the Harlem Globetrotters, International

Patrick F. Noonan                     Chairman of the Board of The Conservation Fund, Arlington, Virginia

Jane C. Pfeiffer                      Management Consultant, Vero Beach, Florida

Michael D. Rose                       Director and member of Executive Committee of Promus Hotel Corporation, Memphis,
                                      Tennessee

William L. Rouse, Jr.                 Investments, Naples, Florida

*  For business addresses, see Item 2.



EXECUTIVE OFFICERS                      BUSINESS ADDRESS                        PRINCIPAL OCCUPATION


Paul W. Chellgren                       P. O. Box 391                           Chairman of the Board Covington, KY
                                        41012                                   and Chief Executive Officer

John A. Brothers                        P. O. Box 391                           Executive Vice President
                                        Covington, KY  41012                    and Group Operating Officer

James R. Boyd                           P. O. Box 391                           Senior Vice President
                                        Covington, KY  41012                    and Group Operating Officer

David J. D'Antoni                       P. O. Box 2219                          Senior Vice President
                                        Columbus, OH  43216                     and Group Operating
                                                                                Officer

J. Marvin Quin                          P. O. Box 391                           Senior Vice President
                                        Covington, KY  41012                    and Chief Financial Officer

Charles F. Potts                        APAC, Inc.                              Senior Vice President;
                                        3340 Peachtree Rd., NE                  President, APAC, Inc.
                                        Tower Place
                                        Atlanta, GA  30326

James J. O'Brien                        P. O. Box 1400                          Senior Vice President;
                                        Lexington, KY 40512                     President, The Valvoline
                                                                                Company

Kenneth L. Aulen                        P. O. Box 391                           Administrative Vice
                                        Ashland, KY  41114                      President; Controller

Philip W. Block                         P. O. Box 391                           Administrative Vice
                                        Covington, KY  41012                    President

J. Dan Lacy                             P. O. Box 391                           Vice President
                                        Covington, KY  41012

David L. Hausrath                       P. O. Box 391                           Vice President and
                                        Covington, KY  41012                    General Counsel

Richard P. Thomas                       P. O. Box 391                           Vice President and
                                        Covington, KY  41012                    Secretary

Peter M. Bokach                         P. O. Box 2219                          Vice President;
                                        Columbus, OH  43216                     President of Ashland
                                                                                Distribution Company

James A. Duquin                         P. O. Box 2219                          Vice President;
                                        Columbus, OH  43216                     President of Ashland
                                                                                Specialty Chemical Company

Lamar M. Chambers                       P. O. Box 391                           Auditor
                                        Covington, KY  41012



                                SCHEDULE II



                                           Stock Transactions effected within
     Executive Officer of Ashland                   past 60 days                    Total Ownership
     ----------------------------                   ------------                    ---------------

    Paul W. Chellgren                      38 shares purchased with the            8,000 - direct
                                           June 15, 1999 dividend through
                                           the Arch Coal DRIP                       511 - direct - held in
                                                                                    the Arch Coal DRIP


    J. A. Fred Brothers                    28 shares purchased with the            3,000 - direct
                                           June 15, 1999 dividend through
                                           the Arch Coal DRIP                        338 - direct - held in
                                                                                     the Arch Coal DRIP


    J. Marvin Quin                                                                   1,500 - direct




    James R. Boyd                                                                    5,000 - direct




    Philip W. Block                                                                  400 - direct


                               EXHIBIT INDEX


Stockholders Agreement between Arch Coal, Ashland and Carboex S.A. dated April 4, 1997.